EXHIBIT 99
DEAN HOLDING COMPANY
CONSOLIDATED BALANCE SHEET INFORMATION
(Unaudited)
(In thousands)

June 30, 2008
Assets
Current assets:
Cash and cash equivalents	$10,949
Receivables, net	298,027
Income taxes receivable	2,258
Inventories	118,070
Deferred income taxes	19,514
Prepaid expenses and other current assets	9,023

Total current asset	457,841
Property, plant and equipment, net	496,926
Goodwill	1,095,176
Identifiable intangible and other assets	192,985

Total	$2,242,928

Liabilities and Parent’s Net Investment
Current liabilities:
Accounts payable and accrued expenses	$270,813
Current portion of long-term debt	197,242

Total current liabilities	468,055
Long-term debt	327,726
Deferred income taxes	146,698
Other long-term liabilities	87,295
Parent’s net investment:
Parent’s net investment	1,217,057
Accumulated other comprehensive loss	(3,903)

Total parent’s net investment	1,213,154

Total	$2,242,928

DEAN HOLDING COMPANY
CONSOLIDATED OPERATING INFORMATION
(Unaudited)
(In thousands)

Six Months Ended
June 30, 2008
Net sales	$2,219,680
Cost of sales	1,732,318

Gross profit	487,362
Operating costs and expenses:
Selling and distribution	313,426
General and administrative	28,322
Amortization of intangibles	544
Facility closing and reorganization costs	3,312

Total operating costs and expenses	345,604

Operating income	141,758
Other (income) expense:
Interest expense	13,907
Other (income) expense, net	43,771

Total other expense	57,678

Income from continuing operations before income taxes	84,080
Income taxes	30,972

Net income	$53,108